4 October 2010

 National Grid Finance Director Appointment

National Grid plc today announces that Steve Lucas will retire as Finance Director and stand down from the Board at the end of December 2010.

The Board is delighted to announce the appointment of Andrew Bonfield to the National Grid Board as Finance Director from 1st November. Andrew was the Chief Financial Officer at Cadbury plc until March this year when Cadbury plc was acquired by Kraft. He is currently a non-executive director at Kingfisher plc.

Prior to joining Cadbury plc Andrew was Executive Vice-President & Chief Financial Officer at Bristol-Myers Squibb for five years, based in New Jersey, US.  Previously, Andrew was the Finance Director at BG Group plc and Chief Financial Officer at SmithKline Beecham plc and was a non-executive director of BOC Group.

Steve Holliday, Chief Executive of National Grid, said: “I would like to thank Steve for his significant contribution to National Grid and formerly Lattice Group plc during his 10 years as Finance Director. I am delighted that Andrew is joining the team and know that with his vast experience will play a pivotal role in helping us meet the challenges and opportunities that lie ahead.”

Commenting on his appointment, Andrew Bonfield said: “I am very pleased to be joining Steve Holliday and the team at National Grid at this exciting time in its growth”.

CONTACTS:
Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787 (m)
Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827710 (m)
Brunswick
Tom Batchelar	+44 (0)207 404 5959	+44 (0)7974 982359 (m)

Notes:
There are no further details to disclose under paragraphs 9.6.13(2) to (6) of the Listing Rules

Andrew is a qualified chartered accountant, who began his career with Price Waterhouse in South Africa, after studying at the University of Natal, Durban. He is married with two sons, and lives in Sunningdale, Berkshire.